UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K/A

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2008, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

EXPLANATORY NOTE

We are filing this amendment on Form 11-K/A solely to correct a transcription error which appeared in Note 14 of the Notes to Financial Statements Years Ended June 30, 2008 and 2007 in our original filing on Form 11-K for the year ended June 30, 2008, as filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2008.

The transcription error appeared in the third and final chart in Note 14 entitled “RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500.” While the “Net decrease in assets available for benefits per the financial statements” of $558,572,504 was properly reported as a decrease in plan assets, the parenthesis denoting this as a negative number were inadvertently omitted yielding a “Net gain per the Form 5500” of $438,421,098 instead of a “Net loss per the Form 5500” of $678,723,910. As a result, the 2008 reconciliation of the decrease in net assets per the Plan’s financial statements for the year ended June 30, 2008 to Form 5500 net income has been restated from the amounts previously reported to correct the transcription error.

There are no other changes to the financial or other information provided by the Company in our original filing, and this amendment is not intended to update any other information presented in the Form 11-K filed on December 12, 2008.

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan

Date:  April 13, 2009
By:          /s/ Thomas J. Mess
Thomas J. Mess
Secretary, Trustees of The Procter
& Gamble Profit Sharing Trust and
Employee Stock Ownership Plan

EXHIBIT INDEX

Exhibit No.
      23.1                                           Consent of Deloitte & Touche LLP

The Procter & Gamble Profit
Sharing Trust and Employee
Stock Ownership Plan

  Financial Statements as of and for the
  Years Ended June 30, 2008 and 2007,
  Supplemental Schedules as of and for the
  Year Ended June 30, 2008, and
   Report of Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2008 and 2007	3

Notes to Financial Statements	4-18

SUPPLEMENTAL SCHEDULES:	19

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), as of June 30, 2008	20

Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions, for the Year Ended June 30, 2008	21

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting
    and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Policy Committee and Trustees of
The Procter & Gamble Profit Sharing Trust
and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) as of June 30, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of June 30, 2008, and (2) reportable transactions for the year ended June 30, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
December 12, 2008 (April 13, 2009 as to Note 14)

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2008 AND 2007

	2008	2007
ASSETS:
Investments — at fair value:
Cash and cash equivalents, plus accrued interest	$ 11,022,387	$ 10,207,625
The Procter & Gamble Company common stock —
94,377,351 shares (cost $2,628,738,319) at June 30, 2008;
99,333,084 shares (cost $2,451,519,790) at June 30, 2007;	5,739,086,714	6,078,191,410
The Procter & Gamble Company ESOP Convertible Class A Preferred Stock —
Series A — 77,221,646 shares (cost $526,829,178) at June 30,
2008; 81,208,846 shares (cost $554,030,170) at June 30, 2007	4,695,848,293	4,969,169,287
The J.M. Smucker Company common stock —
567,407 shares (cost $7,675,958) at June 30, 2008;
637,272 shares (cost $8,050,359) at June 30, 2007;	23,059,421	40,568,735
Mutual funds	575,447,207	526,345,060
Common collective trust fund	176,781,148	203,322,938
Loans to participants	69,756,610	68,646,284
J.P. Morgan Stable Value Fund	175,117,070	193,153,178

Total investments	11,466,118,850	12,089,604,517

Net assets held in 401(h) account	2,826,368,899	2,940,624,825

Receivables:
Contribution receivable from The Procter & Gamble Company	261,953,135	223,421,926
Dividends receivable — preferred stock	15,233,000	14,017,000

Total receivables	277,186,135	237,438,926

Total assets	14,569,673,884	15,267,668,268

LIABILITIES:
Interest payable on notes and debentures	3,779,609	4,103,434
Note payable to The Procter & Gamble Company (Series A Preferred Stock)	193,180,027	212,126,676
Amounts related to obligation of 401(h) account	2,826,368,899	2,940,624,825

Total liabilities	3,023,328,535	3,156,854,935

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	11,546,345,349	12,110,813,333

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY
BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	13,960,572	8,065,092

NET ASSETS AVAILABLE FOR BENEFITS	$ 11,560,305,921	$ 12,118,878,425

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2008 AND 2007

	2008	2007
ADDITIONS:
Investment income:
Net (depreciation)/appreciation in fair value of investments	$ (64,959,238)	$ 1,276,455,827
Net appreciation in contract value of investments	6,765,201	14,835,775
Dividends	259,835,384	252,093,710
Interest on investments	47,939,035	33,927,779
Interest on loans to participants	6,002,030	5,133,691

Total investment income	255,582,412	1,582,446,782

Contributions by The Procter & Gamble Company (net of forfeitures of
$577,123 in 2008 and $736,979 in 2007)	262,007,074	223,450,380
Employee contributions		82,356,650
Employee rollovers		1,311,819

Total contributions	262,007,074	307,118,849

Total additions	517,589,486	1,889,565,631

DEDUCTIONS:
Distributions to participants:
The Procter & Gamble Company common stock — 8,407,216 shares
(cost $126,558,596) in 2008; 8,078,324 shares (cost $122,143,527) in 2007	571,754,321	506,018,471
Cash	491,109,867	456,945,379
Interest expense	12,119,576	13,197,331
Administrative expenses	1,177,480	2,765,248

Total deductions	1,076,161,244	978,926,429

TRANSFER — To The Procter & Gamble Company Subsidiaries Savings Plan	746	988,478,147

NET DECREASE IN NET ASSETS	(558,572,504)	(77,838,945)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	12,118,878,425	12,196,717,370

End of year	$ 11,560,305,921	$ 12,118,878,425

See notes to financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2008 AND 2007

1.	PLAN DESCRIPTION

General — The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company (the “Company”) and certain of its subsidiaries. The Plan is comprised of two trusts, the Retirement Trust (the “RT”) and the Employee Stock Ownership Trust (the “ESOT”). These financial statements include the RT and the ESOT. Through June 29, 2007, the Plan was funded through both Company and employee contributions. Effective June 30, 2007, the Plan is funded through Company contributions only. Effective June 29, 2007, the 401(k) feature of the Plan (“Employee Accounts”) was merged into the Procter & Gamble Subsidiaries Savings Plan, another plan sponsored by the Company. Effective July 1, 2007, the Procter & Gamble Subsidiaries Savings Plan was renamed The Procter & Gamble Savings Plan (the “Savings Plan”). All assets of the Employee Accounts were transferred into the Savings Plan effective June 29, 2007. The Savings Plan is now the Company’s active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan document should be referred to for the complete text of the Plan agreement.

The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000, which has been repaid and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (“Series A Preferred Stock”) (see Note 3). The number of shares initially issued increased to 145,454,544 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, August 22, 1997, and May 21, 2004. As a means of extending the benefits of the ESOT to participants over a longer period, the ESOT entered into a term loan agreement (see Note 5) with the Company. The shares of Series A Preferred Stock are utilized to fund a portion of the Company’s contribution to the Plan.

In May 1990, the Company’s Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company’s postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan document. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 6) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (“Series B Preferred Stock”) (see Note 4) (the “Original Loan”). The number of shares initially issued increased to 76,569,672 as a result of the two-for-one stock splits effective May 15, 1992, August 22, 1997, and May 21, 2004. In June 1993, these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 4). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

Effective July 1, 2005, the ESOT entered into a term loan agreement with the Company to refinance certain installments due on the Original Loan (see Note 6).

In accordance with the amendment, the assets held in the 401(h) account are held in the ESOT which holds assets for the Plan and are to be used to fund retiree healthcare benefits maintained in the Procter & Gamble Healthcare Plan, another Company sponsored plan. The related liabilities and obligations for health benefits are not included in this Plan but are reflected as liabilities and obligations in the financial statements of the Procter & Gamble Healthcare Plan. Plan participants do not contribute to the 401(h) account.

The balances of the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and all other investments (“Other”) for the years ended June 30, 2008 and 2007, are summarized as follows:

	June 30, 2008
	Series A	*Series B	Other	Total

Short-term investments, plus
accrued interest	$ 8,422,551	$ 56,057,832		$ 64,480,383
Company common stock			$ 222,623,099	222,623,099
Series A Preferred Stock	4,695,848,293			4,695,848,293
Series B Preferred Stock		3,937,557,201		3,937,557,201
Mutual funds and other investments			70,004,223	70,004,223
Loans to participants			221,818	221,818

Total investments — at fair value	4,704,270,844	3,993,615,033	292,849,140	8,990,735,017

Dividends receivable	15,233,000	9,651,000		24,884,000

Total assets	4,719,503,844	4,003,266,033	292,849,140	9,015,619,017

Interest payable on notes and
debentures	(3,779,609)	(48,651,339)		(52,430,948)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(193,180,027)			(193,180,027)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)		(194,405,795)		(194,405,795)
Debentures (Series B Preferred Stock)		(933,840,000)		(933,840,000)

Total liabilities	(196,959,636)	(1,176,897,134)		(1,373,856,770)

ESOT net assets at fair value	4,522,544,208	2,826,368,899	292,849,140	7,641,762,247

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts			945,928	945,928

ESOT net assets	$ 4,522,544,208	$ 2,826,368,899	$ 293,795,068	$ 7,642,708,175

* - Held in separate 401(h) account

	June 30, 2007
	Series A	*Series B	Other	Total

Short-term investments, plus
accrued interest	$ 8,209,660	$ 48,680,033		$ 56,889,693
Company common stock			$ 175,254,218	175,254,218
Series A Preferred Stock	4,969,169,287			4,969,169,287
Series B Preferred Stock		4,023,037,942		4,023,037,942
Mutual funds and other investments			62,103,047	62,103,047
Loans to participants			378,650	378,650

Total investments, at fair value	4,977,378,947	4,071,717,975	237,735,915	9,286,832,837

Dividends receivable	14,017,000	8,574,000		22,591,000

Total assets	4,991,395,947	4,080,291,975	237,735,915	9,309,423,837

Interest payable on notes and
debentures	(4,103,434)	(48,448,769)		(52,552,203)
Note payable to The Procter &
Gamble Company (Series A
Preferred Stock)	(212,126,676)			(212,126,676)
Note payable to The Procter &
Gamble Company (Series B
Preferred Stock)		(122,728,381)		(122,728,381)
Debentures (Series B Preferred Stock)		(968,490,000)		(968,490,000)

Total liabilities	(216,230,110)	(1,139,667,150)	-	(1,355,897,260)

ESOT net assets at fair value	4,775,165,837	2,940,624,825	237,735,915	7,953,526,577

Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts			497,358	497,358

ESOT net assets	$ 4,775,165,837	$ 2,940,624,825	$ 238,233,273	$ 7,954,023,935

* - Held in separate 401(h) account

The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and Other are summarized as follows for the years ended June 30, 2008 and 2007:

	Series A	* Series B	Other	Total

ESOT net assets — June 30, 2006	$ 4,496,138,917	$ 2,682,599,860	$ 166,002,503	$ 7,344,741,280

Net appreciation in fair
value of investments	431,522,555	378,570,902	62,020,463	872,113,920
Net appreciation in contract value
of investments			459,588	459,588
Interest on investments and dividends	108,321,548	87,138,039	4,684,008	200,143,595
Interest on loans to participants			28,830	28,830
Distributions to participants	(12,896,611)		(229,622,854)	(242,519,465)
Interest expense	(13,197,331)	(96,752,423)		(109,949,754)
Administrative expense			(62,506)	(62,506)
Conversions to other investments	(234,723,241)		234,723,241
Net transfer to Retiree Benefit Trust		(110,931,553)		(110,931,553)

ESOT net assets — June 30, 2007	4,775,165,837	2,940,624,825	238,233,273	7,954,023,935

Net (depreciation)/appreciation in
fair value of investments	(60,727,886)	(19,664,397)	47,059,229	(33,333,054)
Net appreciation in contract value
of investments			426,141	426,141
Interest on investments and dividends	116,875,476	96,925,030	8,123,312	221,923,818
Interest on loans to participants			37,664	37,664
Distributions to participants	(14,406,155)		(282,281,823)	(296,687,978)
Interest expense	(12,119,576)	(97,239,260)		(109,358,836)
Administrative expense			(46,216)	(46,216)
Conversions to other investments	(282,243,488)		282,243,488
Net transfer to Retiree Benefit Trust		(94,277,299)		(94,277,299)

ESOT net assets — June 30, 2008	$ 4,522,544,208	$ 2,826,368,899	$ 293,795,068	$ 7,642,708,175

* - Held in separate 401(h) account

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an allocation of Company contributions (see Note 7), his or her employee contributions and rollovers (see Note 7), and Plan earnings. Effective June 29, 2007 employee contributions and rollovers and related Plan earnings are credited to each participant’s account within the Savings Plan. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Participants have the option of receiving cash for dividends earned on shares of Company common stock and Company Class A Preferred Stock or reinvesting the dividends. If no election is made, dividends will default to reinvestment.

The annual Company cash contribution made to the Plan on behalf of participants is initially invested in Company common stock. The Company Class A Preferred contribution is initially invested in Company Class A Preferred stock. Vested participants may then allocate the annual Company contribution received between the money market fund, individual deferred annuities, the bond fund, the stable value fund, and Company common stock. Account balances of vested participants that have reached the age of 50, and account balances of participants in the Retirement Plus feature may be allocated to any of the investment options within the Plan.

Retirement Plus — The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $1,000 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends or receiving these amounts as cash. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant’s account is credited with an allocation of Plan earnings.

Vesting — A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the Plan document; however, the participant is immediately 100% vested in the Company’s additional preferred contributions and Company stock dividends paid after July 1, 2004.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans — The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan document and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

Payment of Benefits — Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70½). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant’s life expectancy.

Forfeited Accounts — Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

The J.M. Smucker Company Common Stock — In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company’s shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. Vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker within the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including Company common stock, Company preferred stock, Smucker common stock, an investment contract, a common collective trust fund and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock (held in separate 401(h) account) is determined as the greater of the fair value of Company common stock or $6.82 (Series A) and $12.96 (Series B) per share (see Notes 3 and 4), as defined in the Plan document. The Series A Preferred Stock and the Company common stock included in the statements of net assets available for benefits are recorded at $60.81 and $61.19 per share as of June 30, 2008 and 2007, respectively. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The common collective trust fund is stated at fair value as determined by the issuer of the common collective trust fund based on the fair market value of the underlying assets. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by the difference between replacement cost and actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using the bank-finance yield curve. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred, or distributed is determined by the weighted-average cost of securities allocated to the participant’s account.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements —In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157. Plan management is therefore unable to disclose the impact that adopting SFAS No. 157 will have on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

Administrative Expenses — Certain administrative expenses of the Plan are paid by the Company. Investment and recordkeeping expenses are paid by the Plan and/or the participants to the extent that such expenses are not paid by the Company. Any investment expenses associated with the Plan’s mutual funds are netted with earnings by JP Morgan and reported to the Plan as a net amount. Loan administration fees paid by participants, totaling $255,917 and $400,487 for the years ended June 30, 2008 and 2007, respectively, are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping and other fees paid to JP Morgan Retirement Plan Services, Towers Perrin, and Fidelity totaling $921,563 and $2,364,761 for the years ended June 30, 2008 and 2007, respectively, are paid by the Plan and/or the participants and are reflected in the Plan’s statements of changes in net assets available for benefits. Recordkeeping fees paid by participants are deducted from participant accounts on a quarterly basis, totaling $20 and $50, respectively, annually per participant for the years ended June 30, 2008 and 2007. In addition, effective July 1, 2005, participants are charged an annual fee based on a percentage of the participant’s total account balance quarterly for recordkeeping expenses. For the years ended June 30, 2008 and 2007, the percentage equaled approximately 0.001% and 0.002%, respectively. Payment of the fee is pro-rated between the participant’s RT and ESOT balances. The Plan will pay any amount not covered by the participant’s account balance.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

Reclassification — The 2007 money market funds investment balance previously reported on the statement of net assets available for benefits has been reclassified to the mutual funds balance on the statement of net assets available for benefits to conform to the 2008 presentation.

3.	SERIES A PREFERRED STOCK

Conversion, Distribution and Liquidation Rights — The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be put to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $6.82 for each share of Series A Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. Participants must receive distributions of cash or Company common stock upon election of a distribution from the Plan. Active participants may also elect to convert up to 100% of their vested shares of Series A Preferred Stock to other investments, which are held by the Plan. Participants in the Retirement Plus, however, must maintain at least 40% of their employer contributed account value invested in shares of Company common and/or preferred stock. The fair value of Company common stock as of June 30, 2008 and 2007 was $60.81 and $61.19, respectively, per share. During 2008 and 2007, respectively, 3,987,200 (cost $27,200,992, fair value $281,994,981) and 3,529,471 (cost $24,077,782, fair value $227,248,857) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired.

Eligibility — All participants are eligible for allocation of Series A Preferred Stock.

Dividend Rights — In 2008 and 2007, annual dividends totaled $1.45 and $1.28 per share, respectively, and were paid quarterly at $0.35 per share for the first three quarters in 2008, and $0.40 per share for the last quarter in 2008 and quarterly at $0.31 per share for the first three quarters in 2007 and $0.35 per share for the last quarter in 2007. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

Call Provisions — The Series A Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan document as the borrowings are repaid (see Note 5). During 2008 and 2007, respectively, 2,142,575 and 2,317,472 shares of Series A Preferred Stock valued at $133,596,362 and $142,296,067, respectively, were released for allocation to participant accounts, of which $133,557,269 and $139,478,298, respectively, was used to fund a portion of the annual profit sharing contribution and $38,993 and $2,817,769, respectively, was used to fund annual dividends on allocated shares, net of forfeitures taken from allocated accounts and credited back to the released account. At June 30, 2008 and 2007, 18,664,778 and 20,807,353 shares of Series A Preferred Stock, respectively, were unallocated.

4.	SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT)

Conversion, Distribution and Liquidation Rights — The Series B Preferred Stock held in a separate 401(h) account is convertible at any time by the holder (Plan trustee) at the rate of one share of Company common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be put to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $12.96 for each share of Series B Preferred Stock plus accrued dividends or one share of Company common stock, whichever has a higher value. The fair value of Company common stock as of June 30, 2008 and 2007 was $60.81 and $61.19, respectively, per share. During 2008 and 2007, respectively, 994,853 (cost $12,893,250, fair value $65,816,343) and 1,580,640 (cost $20,485,030, fair value $98,930,672) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits.

Eligibility — Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

Dividend Rights — In 2008 and 2007, annual dividends totaled $1.45 and $1.28 per share, respectively, and were paid quarterly at $0.35 per share for the first three quarters in 2008, and $0.40 per share for the last quarter in 2008 and quarterly at $0.31 per share for the first three quarters in 2007, and $0.35 per share for the last quarter in 2007. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

Call Provisions — The Series B Preferred Stock may be called at certain premium amounts as described in the Company’s amended articles of incorporation.

Voting Rights — Each share is entitled to a number of votes equal to the number of shares of Company common stock into which it is convertible.

Restrictions on Transfer — The Company has the right of first refusal on the purchase of Series B Preferred Stock. In the event the Company does not exercise its right of first refusal, upon transfer to any other holder, shares automatically convert to shares of the Company’s common stock.

Allocation of Shares to Participant Accounts — Shares of the Series B Preferred Stock are released for straight-line allocation to eligible participant retiree healthcare fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 6). During 2008 and 2007, respectively, 1,023,635 and 952,008 shares of Series B Preferred Stock valued at $67,988,198 and $58,681,954, respectively, were released for allocation to participant accounts. At June 30, 2008 and 2007, 43,618,201 and 44,641,831 shares of Series B Preferred Stock, respectively, were unallocated.

5.	NOTES PAYABLE (SERIES A PREFERRED STOCK)

The ESOT entered into a note payable to the Company on March 3, 1999, under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 in 2000 reducing the total principal amount available to $277,000,000. Mandatory semiannual repayments of principal and interest commenced on September 3, 2004, and are funded through annual dividends received on the Series A Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2008 and 2007, dividends met or exceeded the mandatory payments and thus, there was no annual Company contribution. The loan bears an interest rate of 6.0% and borrowings as of June 30, 2008 and 2007 were $193,180,027 and $212,126,676, respectively. No additional borrowings were allowed during the years ended June 30, 2008 and 2007.

The scheduled amortization of the loan for the next five years and thereafter is as follows: 2009 — $18,188,782; 2010 — $17,430,917; 2011 — $16,521,477; 2012 — $16,066,758; 2013 — $14,778,386; and thereafter — $110,193,707.

6.	DEBENTURES (SERIES B PREFERRED STOCK (HELD IN SEPARATE 401(h) ACCOUNT))

The $933,840,000 debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments commenced on July 1, 2006, and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. Repayment of principal and interest is funded through dividends received on the Series B Preferred Stock and, if necessary, annual contributions by the Company. During the years ended June 30, 2008 and 2007, dividends received met or exceeded the mandatory payments and thus, there was no annual Company contribution. The debentures are guaranteed by the Company. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,150,104,000 and $1,172,288,000, respectively, at June 30, 2008 and 2007.

The scheduled amortization of the debentures for the next five years and thereafter is as follows: 2009 — $38,110,000; 2010 — $41,920,000; 2011 — $46,100,000; 2012 — $50,710,000; 2013 — $55,770,000 and thereafter — $701,230,000.

In July 2005, the ESOT entered into a term loan agreement with the Company providing up to approximately $982,000,000 to fund the principal and interest payments on the debentures. Under the terms of the loan, prior to maturity, interest is payable semiannually on July 1 and January 1, commencing January 1, 2006, and at maturity. After maturity, interest is payable on demand. Mandatory sinking fund payments are required beginning July 1, 2021, and are payable semiannually thereafter. The loan bears an interest rate of 5.09% and borrowings as of June 30, 2008 and 2007 were $194,405,795 and $122,728,381, respectively.

7.	CONTRIBUTIONS

Through June 29, 2007, participants could elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to Internal Revenue Service (IRS) limits. Participants could rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2008 and 2007, an additional $5,000 as “catch-up” contributions in excess of the maximum 401(k) contributions of $15,500. Effective June 29, 2007, all employee contributions are maintained in the Savings Plan.

The annual contribution by the Company to participants’ accounts (“Annual Fund Credit”) is based on individual base salaries and years of service not to exceed 15% of a Plan participant’s total compensation as defined in the Plan document. The Company’s cash contribution to participant accounts is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan document (see Note 3). The Company also funds a portion of the principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 5 and 6).

8.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2008 and 2007, are as follows:

	2008	2007

At fair value:
*Common stock (A) —
The Procter & Gamble Company	$ 5,739,086,714	$ 6,078,191,410
*Preferred stock —
The Procter & Gamble Company ESOP
Convertible Class A:
Series A (A)	4,695,848,293	4,969,169,287
Series B **	3,937,557,201	4,023,037,942

* Party-in-interest
** Held in separate 401(h) account
(A) Nonparticipant-directed.

For the years ended June 30, 2008 and 2007, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

	2008	2007

At fair value:
Net appreciation (depreciation) in fair value of:
* The Procter & Gamble Company common stock	$ 82,035,855	$ 793,910,982
The J.M. Smuckers Company Common Stock	(13,889,445)	11,748,910
* The Procter & Gamble Company Series A
Preferred Stock	(60,727,886)	431,522,555
* Mutual funds	(53,058,506)	12,650,878
* Common collective trust fund	(19,319,256)	26,622,502

	(64,959,238)	1,276,455,827

At contract value —
Net appreciation in contract value of the J.P. Morgan
Stable Value Fund *	6,765,201	14,835,775

Total	$ (58,194,037)	$ 1,291,291,602

* Party-in-interest

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

Company common stock and Series A Preferred Stock are considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% of their employer-contributed account balances in Company common and/or Series A Preferred stock.

Information about the net assets relating to the Series A Preferred Stock as of and for the years ended June 30, 2008 and 2007 is presented in Note 1. Information about the net assets relating to the Company common stock as of June 30, 2008 and 2007 is as follows:

	2008	2007

Net assets — The Procter & Gamble Company
common stock	$ 5,739,086,714	$ 6,078,191,410

The significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended June 30, 2008 and 2007, are as follows:

	2008	2007

Net appreciation in fair value	$ 82,035,855	$ 793,910,982
Dividends	142,502,971	143,296,825
Contributions	223,903,356	244,285,914
Distributions to participants	(818,347,890)	(1,306,443,342)
Net interfund transfers	(188,579,247)	(202,740,398)
Conversion from preferred stock	219,380,259	192,163,929

Net changes in assets	(339,104,696)	(135,526,090)

Net assets — beginning of year	6,078,191,410	6,213,717,500

Net assets — end of year	$ 5,739,086,714	$ 6,078,191,410

10.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Monumental Life Insurance Co., Bank of America N.A., and State Street Bank & Trust Company
(collectively, the “issuers”). The issuers maintain the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The issuers may not terminate the contract at any amount less than contract value.

The issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract is expected to track current market yields on a trailing basis.

	2008	2007

Average yields:
Based on annualized earnings (1)	4.85%	4.97%
Based on interest rate credited to participants (2)	4.81	4.90

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

11.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units of a stable value fund managed by J.P. Morgan Investor Services (“J.P. Morgan”). J.P. Morgan is the custodian, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At June 30, 2008 and 2007, borrowings outstanding under the two term loan agreements (see Notes 5 and 6) between the Company, the sponsoring employer, and the Plan were $387,585,822 and $334,855,057, respectively.

The debentures (see Note 6) are guaranteed by the Company.

At June 30, 2008 and 2007, the Plan held shares of the Company, the sponsoring employer, common and preferred stock and recorded dividend income on the shares for the years ended June 30, 2008 and 2007, as follows:

	2008	2007

Common stock:
Shares	94,377,351	99,333,084
Cost	$ 2,628,738,319	$ 2,451,519,790
Dividend income	$ 142,502,971	$ 143,296,825

Series A Preferred Stock:
Shares	77,221,646	81,208,846
Cost	$ 526,829,178	$ 554,030,170
Dividend income	$ 116,601,945	$ 106,910,978

*Series B Preferred Stock:
Shares	64,751,804	65,746,657
Cost	$ 839,144,194	$ 852,037,444
Dividend income	$ 95,650,503	$ 85,294,315

* Held in separate 401(h) account

12.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

13.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated November 14, 2000, that the Plan and related trusts were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trusts continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

14.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Subsequent to the original issuance of the Plan’s 2008 financial statements, a transcription error was discovered in the third and final chart in Note 14 entitled “RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500.” While the “Net decrease in assets available for benefits per the financial statements” of $558,572,504 was properly reported as a decrease in plan assets, the parenthesis denoting this as a negative number were inadvertently omitted yielding a “Net gain per the Form 5500” of $438,421,098 instead of a “Net loss per the Form 5500” of $678,723,910. As a result, the 2008 reconciliation of the decrease in net assets per the Plan’s financial statements for the year ended June 30, 2008 to Form 5500 net income has been restated from the amounts previously reported to correct the transcription error.

The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2008 and 2007, to Form 5500:

	2008	2007

Net assets available for benefits per the financial
statements	$ 11,560,305,921	$ 12,118,878,425
Less: Adjustment from contract value to fair value for
fully benefit responsive investment contracts	(13,960,572)	(8,065,092)
Plus: Net assets held in 401(h) account included as
assets in Form 5500	2,826,368,899	2,940,624,825

Net assets available for benefits per the Form 5500	$ 14,372,714,248	$ 15,051,438,158

The net assets of the 401(h) account included in Form 5500 are not available to pay benefits under the Plan but can be used only to pay retiree health benefits.

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2008, to Form 5500:

2008

Net investment income per the financial statements	$ 255,582,412
Less: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2008	(13,960,572)
Plus: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2007	8,065,092
Plus: Net depreciation of 401(h) assets	(19,664,397)
Plus: Dividends on 401(h) assets	95,650,503
Plus: Interest on 401(h) assets	1,274,527

Net investment income per the Form 5500	$ 326,947,565

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2008 to Form 5500 net income:

2008

As Restated

Net decrease in assets available for benefits per the financial statements	$ (558,572,504)
Less: Adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2008	(13,960,572)
Plus: Adjustments from contract value to fair value for fully
benefit-responsive investment contracts for the year ended June 30, 2007	8,065,092
Less: Interest expense related to 401(h) assets	(97,239,260)
Less: Transfer related to 401(h) assets	(94,277,299)
Plus: Net investment income from 401(h) assets	77,260,633

Net loss per the Form 5500	$ (678,723,910)

15.	SUBSEQUENT EVENT

Subsequent to June 30, 2008, conditions in the worldwide debt and equity markets have deteriorated significantly. These conditions may have had a negative effect on the fair value of the Plan’s investments since June 30, 2008.

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2008

Identity of Issue	Description of Investment	Fair Value

At Fair Value:
SHORT-TERM INVESTMENTS:
J.P. Morgan Chase Bank*	Liquified Cash**	$ 11,022,387
J.P. Morgan Chase Bank*	Liquified Cash**, ***	56,057,832
US Treasury	US Treasury Note 4.875%, due May 31, 2009**	204,500
US Treasury	US Treasury Note 4.875%, due June 30, 2009**	81,956
US Treasury	US Treasury Note 2.000% due February 28, 2010**	39,709
US Treasury	US Treasury Note 2.625% due May 31, 2010**	45,028
US Treasury	US Treasury Note 2.125% due April 30, 2010**	24,818

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value, 94,377,351 shares
	(cost $2,628,738,319)	5,739,086,714

THE PROCTER & GAMBLE COMPANY*	Series A ESOP Convertible Class A Preferred Stock
	no par value, 77,221,646 shares (cost $526,829,178)	4,695,848,293

THE PROCTER & GAMBLE COMPANY*	Series B ESOP Convertible Class B Preferred Stock***
	no par value, 64,751,804 shares (cost $839,144,194)	3,937,557,201

THE J.M. SMUCKER COMPANY	Common stock, no par value, 567,407 shares**	23,059,421

MUTUAL FUNDS:
PimCo	Bond Fund**	215,817,395
Fidelity	Diversified International Fund**	168,040,391
Royce	Low Priced Stock Fund**	111,905,357
J.P. Morgan Chase Bank*	Money Market Fund**	79,684,064

COMMON COLLECTIVE TRUST FUNDS:
Barclays	Global Equity Fund**	176,781,148
J.P. Morgan Chase Bank*	Liquidity Fund**	3,950,620
J.P. Morgan Chase Bank*	Intermediate Bond Fund**	170,770,439

WRAPPER CONTRACT:
	Monumental Life Insurance Company,
	Bank of America, N.A.,
	State Street Bank and Trust Company	-

LOANS TO PARTICIPANTS*	Various participants, interest rates ranging from 5.00% to
	10.50% various maturities through December 2017	69,756,610

TOTAL ASSETS		$ 15,459,733,883

* Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Held in separate 401(h) account

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 2008

					Cost of	Gain / (Loss)
Description of Asset	Purchases (A)		Sales		Sales	on Sale

SINGLE TRANSACTIONS —
None

SERIES OF TRANSACTIONS (B) —
The Procter & Gamble Company
Common Stock	$ 475,153,987	(303)	$ 602,726,100	(536)	$ 261,646,094	$ 341,080,006

NOTES:
A. The market value of all assets acquired at the time of acquisition is equal to the purchase price.
B. The numbers in parentheses represent the number of transactions.